BlackRock Capital Appreciation Fund, Inc.

File No. 811-06669

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending September 30, 2010, BlackRock Capital Appreciation Fund, Inc. (the "Registrant") acquired substantially all of the assets and assumed substantially all of the liabilities of BlackRock Capital Appreciation Portfolio, a series of BlackRock Funds, Inc. (the "BlackRock Fund"), File No. 811-05742.

The Board of Directors of the Registrant and the Board of Trustees of the BlackRock Fund each unanimously approved the Reorganization, and the proposal which provides for the acquisition of all of the assets and certain stated liabilities of the BlackRock Fund by the Registrant in exchange for shares of the Registrant; the distribution of such shares to the shareholders of the BlackRock Fund in complete liquidation thereof.

On March 5, 2010, in connection with the Reorganization, the Registrant filed a Registration Statement on Form N-14 (File No. 333-165288) (the "N-14 Registration Statement"). The N-14 Registration Statement contained the proxy materials soliciting the approval of the Reorganization by the shareholders of the BlackRock Fund. A filing on Form 497 relating to the N-14 Registration Statement was filed on April 27, 2010. The N-14 Registration Statement as filed was declared effective by the Commission on April 27, 2010.

On June 8, 2010, the shareholders of the BlackRock Fund approved the Reorganization at a special meeting of shareholders held for that purpose. On June 28, 2010 (the "Reorganization Date"), pursuant to the Agreement, the BlackRock Fund transferred assets valued at $493,836,304 to the Registrant and received in exchange 14,112,459 BlackRock shares, 9,776,573 Investor A shares, 431,872 Investor B shares and 1,760,321 Investor C shares of the Registrant. Such shares were then distributed to the shareholders of BlackRock Fund on that date.